SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Revenue (In billions of Won)
Period	Demand by Type of Usage	April 2012	April 2013	Year on year growth	April 2012	April 2013	Year on year growth
For April	Residential	5,404	5,386	-0.3%	642	657	2.2%
	Commercial	7,959	7,898	-0.8%	776	865	11.4%
	Educational	678	693	2.3%	63	70	9.9%
	Industrial	21,220	21,887	3.1%	1,711	1,970	15.2%
	Agricultural	1,023	1,096	7.2%	44	51	15.2%
	Street-lighting	259	259	-0.2%	26	29	10.6%
	Overnight Power	1.953	1,788	-8.4%	92	93	0.8%

	Total	38,496	39,007	1.3%	3,355	3,734	11.3%

From January To April	Residential	22,456	22,468	0.1%	2,806	2,873	2.4%
	Commercial	35,983	35,857	-0.4%	3,893	4,289	10.2%
	Educational	3,016	3,099	2.8%	304	338	11.0%
	Industrial	85,894	86,789	1.0%	7,724	8,671	12.3%
	Agricultural	4,653	5,166	11.0%	197	232	17.6%
	Street-lighting	1,128	1,118	-0.9%	107	116	8.5%
	Overnight Power	10,110	9,534	-5.7%	603	619	2.6%

	Total	163,240	164,031	0.5%	15,635	17,138	9.6%

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience based only on the internal estimates of KEPCO as of the relevant meter reading periods and do not include (i) power sold and revenues received from pumped storage units and (ii) the fuel cost-based adjustment amounts. These figures have neither been audited nor reviewed by KEPCO’s independent accountants, Samjong KPMG, or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Han, Key-Shik
	Name:	Han, Key-Shik
	Title:	Vice President

Date: May 22, 2013